FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

October 20, 2009

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.02 - Results of Operations and Financial Condition

On October 20, 2009, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the third quarter 2009.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: October 21, 2009
Michael W. Harden, Jr.
Chief Financial Officer

Exhibit 99.1

THE SAVANNAH BANCORP, INC.

October 20, 2009
For Release: Immediately

Savannah Bancorp Reports Third Quarter Earnings of $346,000
and Declares Quarterly Dividend

SAVANNAH, GA--(Globe Newswire) – October 20, 2009 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported net income for the third quarter 2009 of $346,000 compared to $1,638,000 in the third quarter 2008. Net income per diluted share was 6 cents in the third quarter of 2009 compared to 28 cents per diluted share in 2008. The quarter over quarter decline in earnings results primarily from a higher provision for loan losses, higher FDIC insurance premiums and a lower net interest margin in 2009 as compared to 2008. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $3,607,000 in the third quarter 2009 compared to $4,055,000 in 2008. Net income for the first nine months of 2009 was $167,000 compared to $5,228,000 for the same period in 2008. Other growth and performance ratios are included in the attached financial highlights and information.

Total assets increased 6.1 percent to $1.04 billion at September 30, 2009, up $60 million from $981 million a year earlier. Loans totaled $867 million compared to $854 million one year earlier, an increase of 1.5 percent. Deposits totaled $881 million and $803 million at September 30, 2009 and 2008, respectively, an increase of 9.7 percent. Shareholders' equity was $79.0 million at September 30, 2009 compared to $79.6 million at September 30, 2008. The Company's total capital to risk-weighted assets ratio was 11.53 percent, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John Helmken, President and CEO, said, "In addition to achieving profitability for the third quarter, we accomplished the charter consolidation of Harbourside Community Bank into The Savannah Bank. While there were one time costs associated with the consolidation, we will benefit over the long term through reduced overhead expenses of maintaining two South Carolina branches rather than a separate bank. We are also pleased to be able to continue to pay a dividend."

Helmken continued, "We are excited about the new business opportunities we continue to see and the new relationships we are establishing. Likewise, we appreciate the loyalty of our existing customers. We feel that with our growing customer base and reduced overhead, coupled with the apparent stabilization of our loan portfolio, we are well positioned for 2010 and beyond. Many of our competitors are afraid to do business—we are actively and successfully looking for ways to expand our existing relationships and create new ones."

The allowance for loan losses was $16,880,000, or 1.95 percent of loans at September 30, 2009 compared to $12,390,000 or 1.45 percent of total loans a year earlier. Nonperforming assets were $36,253,000 or 3.48 percent of total assets at September 30, 2009 compared to $28,195,000 or 2.87 percent at September 30, 2008. Third quarter net charge-offs were $2,277,000 compared to net charge-offs of $1,560,000 for the same period in 2008. Year to date net charge-offs were $6,925,000 in 2009 compared to $4,204,000 for the same period in 2008. The provision for loan losses for the third quarter of 2009 was $3,560,000 compared to $1,505,000 for the third quarter of 2008. The higher provision for loan losses was primarily due to real estate-related charge-offs and continued weakness in the Company's local real estate markets.

Helmken added, "Our profitability, well capitalized status, liquidity and strong balance sheet are the foundation that we need to manage our Company in the current environment as well as to take advantage of opportunities that lie ahead. Even in the midst of this difficult economic environment our core earnings continue to be very solid. Our focus on expense control and overhead reduction are finally starting to pass through to earnings particularly when salaries and benefits expense declines by over $500,000 compared to the third quarter of 2008. We still have work to do in our loan portfolio and continue to make that our top priority. Fortunately, we started

aggressively addressing those issues ahead of many of our competitors and we feel this advantage will result in a more prompt resolution at the lowest possible cost. However, it is expensive to manage these problem assets in terms of the personnel, collection costs and foregone interest."

Net interest income was down $11,000, or 0.1 percent, in the third quarter 2009 versus the third quarter 2008. The net interest margin declined 5 basis points on a linked quarter basis from the 3.52 percent margin for the second quarter 2009. Third quarter net interest margin was 3.47 percent in 2009 as compared to 3.63 percent in 2008 primarily due to lower loan market rates, competitive local deposit pricing and higher levels of noninterest-earning assets. The prime rate declined 175 basis points from 5.00 percent to 3.25 percent over the one year period ended September 30, 2009.

Noninterest income increased $189,000, or 9.3 percent in the third quarter of 2009 versus the same period in 2008 due to a gain on the sale of securities of $604,000 partially offset by lower trust and asset management fees, lower service charges on deposits and a lower gain on hedges.

Noninterest expense increased to $6,476,000, up $225,000 or 3.6 percent, in the third quarter 2009 compared to the same period in 2008. Third quarter 2009 noninterest expense included $275,000 of higher occupancy and equipment expense, $242,000 of higher FDIC insurance premiums and a loss on sale of foreclosed assets of $220,000. Salaries and employee benefits decreased $541,000.

In the third quarter the Company completed the charter consolidation of Harbourside Community Bank ("Harbourside") into The Savannah Bank, N.A. ("Savannah"). The two branches of Harbourside became branches of Savannah effective September 30, 2009.

Today, the Board of Directors approved a quarterly cash dividend of 2 cents per share payable on November 16, 2009 to shareholders of record on October 30, 2009.

The Savannah Bancorp, Inc. ("SAVB" or "Company"), a bank holding company for Savannah, Bryan Bank & Trust (Richmond Hill, Georgia), and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. SAVB has ten branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
          Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

Attachments

The Savannah Bancorp, Inc. and Subsidiaries
Third Quarter Financial Highlights
September 30, 2009 and 2008
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at September 30	2009	2008	% Change
Total assets	$ 1,041,358	$ 981,341	6.1
Interest-earning assets	955,120	914,010	4.5
Loans	867,236	854,447	1.5
Other real estate owned	10,252	6,168	66
Deposits	881,111	803,483	9.7
Interest-bearing liabilities	876,293	807,041	8.6
Shareholders' equity	79,049	79,595	(0.7)
Loan to deposit ratio	98.43 %	106.34 %	(7.4)
Equity to assets	7.59 %	8.11 %	(6.4)
Tier 1 capital to risk-weighted assets	10.27 %	10.32 %	(0.5)
Total capital to risk-weighted assets	11.53 %	11.58 %	(0.4)
Outstanding shares	5,932	5,934	0.0
Book value per share	$ 13.33	$ 13.41	(0.6)
Tangible book value per share	$ 12.90	$ 12.96	(0.5)
Market value per share	$ 8.10	$ 13.25	(39)

Loan Quality Data			
Nonaccruing loans	$ 25,694	$ 17,753	45
Loans past due 90 days – accruing	307	4,274	(93)
Net charge-offs	6,925	4,204	65
Allowance for loan losses	16,880	12,390	36
Allowance for loan losses to total loans	1.95 %	1.45 %	34
Nonperforming assets to total assets	3.48 %	2.87 %	21

Performance Data for the Third Quarter			
Net income	$ 346	$ 1,638	(79)
Return on average assets	.13 %	.68 %	(81)
Return on average equity	1.73 %	8.24 %	(79)
Net interest margin	3.47 %	3.63 %	(4.4)
Efficiency ratio	61.87 %	60.75 %	1.8
Per share data:			
Net income – basic	$ 0.06	$ 0.28	(79)
Net income – diluted	$ 0.06	$ 0.28	(79)
Dividends	$ 0.02	$ 0.125	(84)
Average shares (000s):			
Basic	5,932	5,930	0.0
Diluted	5,936	5,943	(0.1)

Performance Data for the First Nine Months			
Net income	$ 167	$ 5,228	(97)
Return on average assets	.02 %	.74 %	(97)
Return on average equity	.28 %	8.88 %	(97)
Net interest margin	3.45 %	3.70 %	(6.8)
Efficiency ratio	65.35 %	61.21 %	6.8
Per share data:			
Net income – basic	$ 0.03	$ 0.88	(97)
Net income – diluted	$ 0.03	$ 0.88	(97)
Dividends	$ 0.165	$ 0.375	(56)
Average shares (000s):			
Basic	5,933	5,929	0.1
Diluted	5,936	5,949	(0.2)

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
September 30, 2009 and 2008
($ in thousands, except share data)
(Unaudited)

	September 30,	
	2009	2008
Assets		
Cash and due from banks	$ **22,519**	$ 14,968
Federal funds sold	**16,627**	11,570
Interest-bearing deposits	**3,847**	4,221
Cash and cash equivalents	**42,993**	30,759
Securities available for sale, at fair value (amortized		
cost of $92,834 and $61,200)	**94,990**	61,803
Loans held for sale	**269**	326
Loans, net of allowance for loan losses		
of $16,880 and $12,390	**850,356**	842,057
Premises and equipment, net	**15,862**	11,196
Other real estate owned	**10,252**	6,168
Bank-owned life insurance	**6,375**	6,160
Goodwill and other intangible assets, net	**2,534**	2,678
Other assets	**17,727**	20,194
Total assets	**$ 1,041,358**	$ 981,341
Liabilities		
Deposits:		
Noninterest-bearing	$ **80,781**	$ 86,290
Interest-bearing demand	**116,376**	118,951
Savings	**16,314**	14,572
Money market	**227,744**	186,659
Time deposits	**439,896**	397,011
Total deposits	**881,111**	803,483
Short-term borrowings	**49,988**	67,782
FHLB advances - long-term	**15,665**	11,756
Subordinated debt	**10,310**	10,310
Other liabilities	**5,235**	8,415
Total liabilities	**962,309**	901,746
Shareholders' equity		
Preferred stock, par value $1 per share:		
authorized 10,000,000 shares, none issued	**-**	-
Common stock, par value $1 per share: authorized		
20,000,000 shares; issued 5,933,789 shares	**5,934**	5,934
Additional paid-in capital	**38,584**	38,496
Retained earnings	**32,740**	33,514
Treasury stock, 1,443 and 318 shares	**(4)**	(4)
Accumulated other comprehensive income, net	**1,795**	1,655
Total shareholders' equity	**79,049**	79,595
Total liabilities and shareholders' equity	**$ 1,041,358**	$ 981,341

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Nine Months and Five Quarters Ending September 30, 2009 and 2008
($ in thousands, except per share data)

	(Unaudited)			(Unaudited)					
	For the Nine Months Ended			**2009**			2008		Q3-09 /
	September 30,		%	**Third**	Second	First	Fourth	Third	Q3-08
	2009	2008	Chg	**Quarter**	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	**$35,282**	$40,991	*(14)*	**$11,786**	$11,852	$11,643	$12,268	$13,333	*(12)*
Loans held for sale	**6**	52	*(88)*	**-**	4	3	8	20	*NM*
Investment securities	**2,731**	2,264	*21*	**932**	894	905	817	722	*29*
Deposits with banks	**36**	131	*(73)*	**11**	12	13	18	30	*(63)*
Federal funds sold	**12**	117	*(90)*	**8**	2	2	16	31	*(74)*
Total interest and dividend income	**38,067**	43,555	*(13)*	**12,737**	12,764	12,566	13,127	14,136	*(10)*
Interest expense									
Deposits	**12,802**	16,873	*(24)*	**4,057**	4,264	4,481	4,969	5,391	*(25)*
Short-term borrowings & sub debt	**1,056**	1,760	*(40)*	**354**	338	364	543	412	*(14)*
FHLB advances	**219**	214	*2.3*	**86**	78	55	80	82	*4.9*
Total interest expense	**14,077**	18,847	*(25)*	**4,497**	4,680	4,900	5,592	5,885	*(24)*
Net interest income	**23,990**	24,708	*(2.9)*	**8,240**	8,084	7,666	7,535	8,251	*(0.1)*
Provision for loan losses	**10,505**	3,730	*182*	**3,560**	3,225	3,720	2,270	1,505	*137*
Net interest income after the provision for loan losses	**13,485**	20,978	*(36)*	**4,680**	4,859	3,946	5,265	6,746	*(31)*
Noninterest income									
Trust and asset management fees	**1,738**	2,157	*(19)*	**580**	571	587	675	713	*(19)*
Service charges on deposits	**1,345**	1,434	*(6.2)*	**446**	432	467	447	513	*(13)*
Mortgage related income, net	**340**	235	*45*	**89**	159	92	60	86	*3.5*
Other operating income	**916**	902	*1.6*	**324**	309	283	314	296	*9.5*
Gain on hedges	**825**	714	*16*	**184**	245	396	574	430	*(57)*
Gain on sale of securities	**978**	134	*630*	**604**	190	184	29	-	*NM*
Total noninterest income	**6,142**	5,576	*10*	**2,227**	1,906	2,009	2,099	2,038	*9.3*
Noninterest expense									
Salaries and employee benefits	**9,287**	10,441	*(11)*	**2,938**	2,998	3,351	3,095	3,479	*(16)*
Occupancy and equipment	**2,702**	2,766	*(2.3)*	**1,242**	452	1,008	1,118	967	*28*
Information technology	**1,341**	1,212	*11*	**452**	451	438	421	424	*6.6*
Loss on sale of foreclosed assets	**1,269**	1	*NM*	**220**	885	164	141	17	*NM*
Other operating expense	**5,091**	4,116	*24*	**1,624**	1,953	1,514	1,431	1,364	*19*
Total noninterest expense	**19,690**	18,536	*6.2*	**6,476**	6,739	6,475	6,206	6,251	*3.6*
Income (loss) before income taxes	**(63)**	8,018	*(101)*	**431**	26	(520)	1,158	2,533	*(83)*
Income tax (benefit) expense	**(230)**	2,790	*(108)*	**85**	(80)	(235)	380	895	*(91)*
Net income (loss)	**$ 167**	$ 5,228	*(97)*	**$ 346**	$ 106	$ (285)	$ 778	$ 1,638	*(79)*
Net income (loss) per share:									
Basic	**$ 0.03**	$ 0.88	*(97)*	**$ 0.06**	$ 0.02	$ (0.05)	$ 0.13	$ 0.28	*(79)*
Diluted	**$ 0.03**	$ 0.88	*(97)*	**$ 0.06**	$ 0.02	$ (0.05)	$ 0.13	$ 0.28	*(79)*
Average basic shares (000s)	**5,933**	5,929	*0.1*	**5,932**	5,932	5,933	5,933	5,930	*0.0*
Average diluted shares (000s)	**5,936**	5,949	*(0.2)*	**5,936**	5,936	5,937	5,942	5,943	*(0.1)*
Performance Ratios									
Return on average equity	**.28%**	8.88%	*(97)*	**1.73%**	0.53%	(1.43)%	3.86%	8.24%	*(79)*
Return on average assets	**.02%**	0.74%	*(97)*	**0.13%**	0.04%	(0.12)%	0.31%	0.68%	*(81)*
Net interest margin	**3.45%**	3.70%	*(6.8)*	**3.47%**	3.52%	3.36%	3.24%	3.63%	*(4.4)*
Efficiency ratio	**65.35%**	61.21%	*6.8*	**61.87%**	67.46%	66.93%	64.42%	60.75%	*1.8*
Average equity	**79,921**	78,616	*1.7*	**79,302**	79,606	80,873	80,138	79,035	*0.3*
Average assets	**1,011,778**	949,813	*6.5*	**1,026,871**	1,005,112	1,003,068	991,368	964,762	*6.4*
Average interest-earning assets	**930,345**	890,124	*4.5*	**943,236**	922,073	925,531	922,642	901,992	*4.6*

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of September 30, 2009, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total tangible equity capital for the Company was $76.5 million, or 7.35 percent of total assets at September 30, 2009. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Minimum	Well-Capitalized
Qualifying Capital					
Tier 1 capital	$ 84,720	$ 60,069	$ 21,763	-	-
Total capital	95,108	67,627	24,306	-	-
Leverage Ratios					
Tier 1 capital to average assets	8.43%	7.88%	8.82%	4.00%	5.00%
Risk-based Ratios					
Tier 1 capital to risk-weighted assets	10.27%	10.00%	10.76%	4.00%	6.00%
Total capital to risk-weighted assets	11.53%	11.26%	12.01%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
(Unaudited)

($ in thousands)	2009			2008	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 15,597**	$ 15,309	$ 13,300	$ 12,390	$ 12,445
Provision for loan losses	**3,560**	3,225	3,720	2,270	1,505
Net charge-offs	**(2,277)**	(2,937)	(1,711)	(1,360)	(1,560)
Balance at end of period	**$ 16,880**	$ 15,597	$ 15,309	$ 13,300	$ 12,390
As a % of loans	**1.95%**	1.81%	1.77%	1.54%	1.45%
As a % of nonperforming loans	**64.92%**	56.99%	63.27%	48.18%	56.25%
As a % of nonperforming assets	**46.56%**	46.22%	47.05%	37.25%	43.94%
Net charge-offs as a % of average loans (a)	**1.07%**	1.41%	0.82%	0.65%	0.75%
Risk element assets					
Nonaccruing loans	**$ 25,694**	$ 24,994	$ 23,927	$ 26,277	$ 17,753
Loans past due 90 days – accruing	**307**	2,374	268	1,330	4,274
Total nonperforming loans	**26,001**	27,368	24,195	27,607	22,027
Other real estate owned	**10,252**	6,377	8,342	8,100	6,168
Total nonperforming assets	**$ 36,253**	$ 33,745	$ 32,537	$ 35,707	$ 28,195
Loans past due 30-89 days	**$ 8,122**	$ 6,670	$ 16,906	$ 8,269	$ 8,841
Nonperforming loans as a % of loans	**3.00%**	3.17%	2.80%	3.19%	2.58%
Nonperforming assets as a % of loans and other real estate owned	**4.13%**	3.88%	3.73%	4.09%	3.28%
Nonperforming assets as a % of assets	**3.48%**	3.31%	3.25%	3.54%	2.87%

(a) Annualized

The Savannah Bancorp, Inc. & Subsidiaries
Loan Concentration Schedule
September 30, 2009 and December 31, 2008

($ in thousands)	9/30/09	% of Total	12/31/08	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	**$ 129,971**	*15*	$ 137,742	*16*	*(5.6)*
Non owner-occupied	**151,799**	*17*	124,502	*14*	*22*
Construction	**5,120**	*1*	26,965	*3*	*(81)*
Commercial land and lot development	**47,555**	*6*	42,590	*5*	*12*
Total non-residential real estate	**334,445**	*39*	331,799	*38*	*(0.8)*
Residential real estate					
Owner-occupied – 1-4 family	**93,848**	*11*	89,774	*10*	*4.5*
Non owner-occupied – 1-4 family	**155,265**	*18*	147,396	*17*	*5.3*
Construction	**26,156**	*3*	43,431	*5*	*(40)*
Residential land and lot development	**96,822**	*11*	98,715	*12*	*(1.9)*
Home equity lines	**57,261**	*6*	55,092	*6*	*3.9*
Total residential real estate	**429,352**	*49*	434,408	*50*	*(1.2)*
Total real estate loans	**763,797**	*88*	766,207	*88*	*(0.3)*
Commercial	**88,478**	*10*	81,348	*10*	*8.8*
Consumer	**15,250**	*2*	17,628	*2*	*(13)*
Unearned fees, net	**(289)**	*-*	(209)	*-*	*38*
Total loans, net of unearned fees	**$ 867,236**	*100*	$ 864,974	*100*	*0.3*

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Third Quarter, 2009 and 2008

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
QTD 9/30/09	QTD 9/30/08	QTD 9/30/09	QTD 9/30/08		QTD 9/30/09	QTD 9/30/08	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 4,471	$ 5,530	0.98	2.15	Interest-bearing deposits	$ 11	$ 30	$ (19)	$ (16)	$ (3)
81,799	57,053	4.31	4.88	Investments - taxable	888	702	186	(82)	268
3,976	1,912	5.09	5.39	Investments - non-taxable	51	26	25	(1)	26
10,692	6,356	0.30	1.94	Federal funds sold	8	31	(23)	(26)	3
48	1,189	0.00	6.67	Loans held for sale	-	20	(20)	(20)	-
842,250	829,952	5.55	6.37	Loans (c)	11,787	13,334	(1,547)	(1,715)	168
943,236	901,992	5.36	6.22	Total interest-earning assets	12,745	14,143	(1,398)	(1,955)	557
83,635	62,770			Noninterest-earning assets					
$ 1,026,871	$ 964,762			Total assets					
				Liabilities and equity					
				Deposits					
$ 119,632	$ 118,182	0.44	1.15	NOW accounts	133	344	(211)	(211)	-
16,210	15,450	0.64	0.90	Savings accounts	26	35	(9)	(10)	1
146,032	134,961	1.72	2.42	Money market accounts	634	822	(188)	(238)	50
80,315	71,632	1.26	2.40	Money market accounts - institutional	256	433	(177)	(206)	29
163,351	150,487	3.23	4.28	CDs, $100M or more	1,330	1,625	(295)	(398)	103
116,761	95,919	1.77	3.26	CDs, broker	522	787	(265)	(360)	95
147,381	133,062	3.11	4.01	Other time deposits	1,156	1,345	(189)	(302)	113
789,682	719,693	2.04	2.97	Total interest-bearing deposits	4,057	5,391	(1,334)	(1,687)	353
15,665	11,802	2.18	2.76	FHLB advances - long-term	86	82	4	(17)	21
42,998	52,162	2.51	2.05	Short-term borrowings	272	267	(5)	63	(58)
10,310	10,310	3.16	5.50	Subordinated debt	82	143	(61)	(61)	-
				Total interest-bearing					
858,655	793,967	2.08	2.94	liabilities	4,497	5,883	(1,386)	(1,721)	335
81,960	83,562			Noninterest-bearing deposits					
6,954	8,198			Other liabilities					
79,302	79,035			Shareholders' equity					
$ 1,026,871	$ 964,762			Liabilities and equity					
		3.28	3.28	Interest rate spread					
		3.47	3.63	Net interest margin					
				Net interest income	$ 8,248	$ 8,260	$ (12)	$ (234)	$ 222
$ 84,581	$ 108,025			Net earning assets					
$ 871,642	$ 803,255			Average deposits					
		1.85	2.66	Average cost of deposits					
97%	103%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 and $7 in the third quarter 2009 and 2008, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Nine Months, 2009 and 2008

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
YTD 9/30/09	YTD 9/30/08	YTD 9/30/09	YTD 9/30/08		YTD 9/30/09	YTD 9/30/08	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 5,703	$ 6,038	0.84	2.89	Interest-bearing deposits	$ 36	$ 131	$ (95)	$ (93)	$ (2)
76,717	57,646	4.62	5.09	Investments - taxable	2,651	2,203	448	(203)	651
2,348	1,915	5.58	5.50	Investments - non-taxable	98	79	19	1	18
6,263	6,618	0.26	2.36	Federal funds sold	12	117	(105)	(104)	(1)
76	968	10.56	7.16	Loans held for sale	6	52	(46)	25	(71)
839,238	816,939	5.62	6.69	Loans (c)	35,288	40,997	(5,709)	(6,538)	829
930,345	890,124	5.47	6.52	Total interest-earning assets	38,091	43,579	(5,488)	(6,991)	1,503
81,433	59,689			Noninterest-earning assets					
$ 1,011,778	$ 949,813			Total assets					
				Liabilities and equity					
				Deposits					
$ 122,543	$ 118,278	0.48	1.29	NOW accounts	442	1,141	(699)	(717)	18
15,905	15,773	0.70	0.90	Savings accounts	83	106	(23)	(24)	1
124,157	136,467	1.76	2.47	Money market accounts	1,631	2,529	(898)	(725)	(173)
89,891	63,994	1.58	2.83	Money market accounts - institutional	1,060	1,361	(301)	(598)	297
156,011	148,809	3.48	4.67	CDs, $100M or more	4,058	5,219	(1,161)	(1,324)	163
117,660	78,462	2.20	3.66	CDs, broker	1,939	2,153	(214)	(857)	643
143,510	131,476	3.34	4.42	Other time deposits	3,589	4,364	(775)	(1,062)	287
769,677	693,259	2.22	3.24	Total interest-bearing deposits	12,802	16,873	(4,071)	(5,289)	1,218
13,413	9,812	2.18	2.91	FHLB advances - long-term	219	214	5	(54)	59
50,209	65,973	2.05	2.60	Short-term borrowings	769	1,289	(520)	(271)	(249)
10,310	10,310	3.72	6.09	Subordinated debt	287	471	(184)	(183)	(1)
843,609	779,354	2.23	3.22	Total interest-bearing liabilities	14,077	18,847	(4,770)	(5,771)	1,001
81,760	83,738			Noninterest-bearing deposits					
6,488	8,105			Other liabilities					
79,921	78,616			Shareholders' equity					
$ 1,011,778	$ 949,813			Liabilities and equity					
		3.24	3.30	Interest rate spread					
		3.45	3.70	Net interest margin					
				Net interest income	$ 24,014	$ 24,732	$ (718)	$ (1,220)	$ 502
$ 86,736	$ 110,770			Net earning assets					
$ 851,437	$ 776,997			Average deposits					
		2.01	2.89	Average cost of deposits					
99%	105%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $24 in the first nine months 2009 and 2008, respectively.
(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.